Exhibit 4.8

5445 NE Dawson Creek Drive
Hillsboro, OR 97124
NOTICE OF STOCK OPTION GRANT
Recipient:
ID:
Congratulations! You have been awarded a non-qualified Option grant by the Board of Directors of RadiSys Corporation (the “Company”), to purchase Shares of Common Stock of the Company, subject to the terms and conditions of the 2007 Stock Plan (the “Plan”) and this Option Notice, as outlined below:
A copy of the Plan and the Plan Prospectus, which contain important terms and conditions, can be accessed from http://radisphere.radisys.com under Human Resources/Compensation/Stock Plans/Plan Document and Prospectus. If you’d like a hard copy of the documents, please contact Kim Moore at 503-615-1744 or via email kim.moore@radisys.com. To obtain a copy of the most recent RadiSys Annual Report, go to www.radisys.com under Investors/Annual Reports. By accepting this Option grant and exercising any portion of your Option, you agree to comply with all the terms of the Plan and this notification.
The Plan is discretionary in nature and may be amended, cancelled, or terminated at any time. The grant of Options is a one-time benefit offered solely to employees of the Company or one of its subsidiaries, and does not create any contractual or other right to receive a grant of Options or benefits in lieu of Options in the future. Future grants, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of any grant, the number of options, vesting provisions, and the exercise price.
Your participation in the Plan is voluntary. The value of the Company Option is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, the Option is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension, or retirement benefits or similar payments.
The future value of the underlying shares of the Company’s Common Stock is unknown and cannot be predicted with certainty. If the Company’s Common Stock underlying your Options does not increase in value, or if such Common Stock decreases in value, the Options will have no value.
You are responsible for obtaining all necessary exchange control approvals or making filings, where required, in order to remit payment for the purchase price of Shares subject to the Option to the Company.

You acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. You understand that the Company and its subsidiaries hold certain personal information about you, including your name, home address and telephone number, date of birth, social security number, social insurance number or other employee identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Options or any other entitlement to Shares of Common Stock awarded, canceled, purchased, vested, unvested or outstanding in your favor, for the purpose of managing and administering the Plan (“Data”). You further understand that the Company and/or its subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan, and that the Company and/or any of its subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. You understand that these recipients may be located in the United States and elsewhere. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of stock on your behalf to a broker or other third party with whom you may elect to deposit any shares of stock acquired pursuant to the Plan. You understand and further authorize the Company and/or any of its subsidiaries to keep Data in your personnel file. You also understand that you may, at any time, review Data, require any necessary amendments to Data or withdraw the consents herein in writing by contacting the Company. You further understand that withdrawing your consent may affect your ability to participate in the Plan.
You will have no entitlement to compensation or damages in consequence of the termination of your employment by the Company or any of its subsidiaries for any reason whatsoever and whether or not in breach of contract, insofar as such entitlement arises or may arise from your ceasing to have rights under or to be entitled to vest in any restricted stock units as a result of such termination or from the loss or diminution in value of the same and, upon grant, you will be deemed irrevocably to have waived such entitlement.
Your Option may not be assigned, sold, encumbered, or in any way transferred or alienated. Repricing of this Option is permitted only by consent of stockholders. However, the exercise price will in no circumstance be reduced to less than the Fair Market Value per share on the date of grant.
The Plan is governed by and subject to U.S. law. Interpretation of the Plan and your rights under the Plan will be governed by provisions of U.S. law.
Options covered by this Grant Notice may have certain tax consequences at the time of exercise. You are encouraged to obtain independent tax advice before exercising any Options.
Vesting and the duration of your Option are both subject to your continual employment with the Company or any of its subsidiaries. Vesting will stop and your options will automatically expire three months after termination of your employment with the Company or any of its subsidiaries. Your Option is not transferable, does not imply any right to continued employment and may be exercised only by you.
By signing below, you acknowledge all of the above as well as that you have received the Plan document, this Option Notice and prospectus and agree that your participation in the Plan is governed by the terms and conditions set forth in the Plan document and award agreement, and to the extent not inconsistent, the prospectus.
E*TRADE
Your Option details have been posted on-line at www.etrade.com/stockplans. Your “stock plan” account will allow you to view your current balance of vested/unvested stock options, exercise vested options and initiate a variety of other stock option management services.
Kim Moore is RadiSys’ Stock Plan Administrator. Please contact her at 503-615-1744 or via email kim.moore@radisys.com if you have any questions or concerns regarding the accuracy of Option data listed on-line, received Option grant documents, the process for exercising Options and/or terms and conditions of the Plan.

I hereby acknowledge the terms and conditions of this Option grant as detailed above.
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